August 4, 2014

SUBMITTED VIA EDGAR

Jessica Barberich

Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C.  20549-1090

Re:                              Ashford Inc.
Amendment No.2 to Registration Statement on Form 10-12(b)
Filed July 2, 2014
File No. 001-36400

Dear Ms. Barberich:

Ashford Inc. has received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 22, 2014 with respect to its Registration Statement on Form 10-12(b) (001-36400) that was filed on July 2, 2014.  On behalf of Ashford Inc., we respectfully submit the responses below to your comment letter.  To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

Information Statement Summary

Our Company, page 1

1.                                      We note your revised disclosure regarding your intentions to launch a private investment fund platform, and your response to comment 3 in our letter dated June 6, 2014 which indicates that you plan to form a subsidiary post-spin off to serve as the advisor to this fund.  We also note that the presentation materials from your Investor & Analyst Day in May 2014 state that Ashford Investment Management was launched in 2011.  Please reconcile these statements and clarify the activities of this entity/platform since 2011.

We acknowledge that the materials from the Investor & Analyst Day in May 2014 mention that Ashford Investment Management, LLC (“AIM”) was launched in 2011, but the “launch” referred to in the investor day presentation was simply the authorization of up to a $20 million investment solely by Ashford Trust to internally incubate the AIM strategy within the Ashford Trust structure.  Rob Hays discusses this concept in the 37th minute of the webcast of the May 2014 investor day presentation available on the Ashford Trust website.  As discussed in the registration statement, Ashford Trust expects to launch the private investment fund platform in 2014.  We do note that AIM was formed on July 28, 2014, as a subsidiary of Ashford LLC, in anticipation of serving as an investment advisor to the private investment fund expected to be launched by Ashford Trust in 2014, but it has not yet commenced operations and is not intended to do so prior to the completion of the spin-off.  We have disclosed in the registration statement that AIM will register as an investment advisor under the Investment Adviser Act of 1940.

Risk Factors, page 27

2.                                      We note the risk factor related to the material weakness identified in your internal controls over financial reporting.  You discuss the possibility that remedial measures that you take may not be sufficient to address the material weakness.  Please include additional disclosure describing management’s current plans, if known, or action already undertaken, if any, for remediating the material weakness.

The risk factor disclosure has been revised slightly to indicate that the remedial measures undertaken by the Company consist of hiring additional accounting personnel.  No other action is anticipated at this time.  More fulsome disclosure was not included in an effort to avoid inclusion of mitigating language in the risk factor disclosure.

Unaudited Pro Forma Combined Financial Statements, page F-2

3.                                      We note that you have assumed all holders of Ashford LLC common units exchange the maximum permissible number of their Ashford LLC common units for Ashford Inc. common stock.  In light of the fact that the structure of the transaction may result in different outcomes based on common unit holders’ elections for Ashford Inc. common stock, please revise to address the maximum and minimum impact of this election on the various related financial statement line items.

The applicable footnotes have been revised to address the maximum and minimum impact of this election on the various financial statement line items.

* * *

We respectfully submit the foregoing for your consideration in response to your comment letter dated July 22, 2014.  If you have any further questions concerning this filing, please contact me at (214) 659-4461.

Sincerely,

/s/ Muriel C. McFarling
Muriel C. McFarling

cc:                                David A. Brooks
Deric S. Eubanks
Mark Nunneley